UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

The St. Joe Company

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, no par value

(Title of Class of Securities)

790148100

(CUSIP Number of Class of Securities)

Kenneth M. Borick, Esq.

The St. Joe Company

133 South WaterSound Parkway

WaterSound, Florida 32413

(850) 231-6400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

with a copy to:

Robert E. Buckholz, Esq.

Andrew G. Dietderich, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$299,999,988	$34,860

*	Estimated for purposes of calculating the filing fee only. The amount assumes the purchase of 16,666,666 shares of the outstanding common stock, no par value, of The St. Joe Company at a price of $18.00 per share in cash.
**	The amount of the filing fee, calculated in accordance with Rule 0–11 under the Securities Exchange Act of 1934, as amended, equals $116.20 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $34,860	Filing Party: The St. Joe Company
Form or Registration No.: 005-35369	Date Filed: August 24, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO initially filed by The St. Joe Company, a Florida corporation (“St. Joe” or the “Company”), on August 24, 2015 and amended by Amendment No. 1 on September 2, 2015 (as may be further supplemented or amended from time to time, the “Schedule TO”), pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to 16,666,666 shares of its common stock, no par value (the “Shares”), at a price of $18.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated August 24, 2015, and the related Letter of Transmittal, which together, as they may be amended or supplemented from time to time, constitute the tender offer.

This Amendment No. 2 is being filed to amend and supplement certain provisions of the Schedule TO as set forth herein. Except as amended hereby to the extent specifically provided herein, all terms of the tender offer and all other disclosures set forth in the Schedule TO and the exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 2 by reference.

ITEM 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On September 23, 2015, the Company issued a press release announcing the preliminary results of the tender offer, a copy of which is filed as Exhibit (a)(5)(B) to the Schedule TO and is incorporated herein by reference.

ITEM 12.	Exhibits.

Item 12 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(B)	Press Release issued by the Company on September 23, 2015.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE ST. JOE COMPANY

By:	/s/ Marek Bakun
Name:	Marek Bakun
Title:	Chief Financial Officer

Date: September 23, 2015

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated August 24, 2015.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Advertisement published in the Wall Street Journal on August 24, 2015.*

(a)(5)	Press Release issued by the Company on August 21, 2015.*

(a)(5)(B)	Press Release issued by the Company on September 23, 2015.

(d)(1)	Form of Indemnification Agreement for Directors and Officers (incorporated by reference to the Company’s Current Report on Form 8-K filed on February 13, 2009).

(d)(2)	Stockholder Agreement dated September 14, 2011 by and between the Company, Fairholme Capital Management, LLC and Fairholme Funds, Inc. (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011).

(d)(3)	2009 Equity Incentive Plan (incorporated by reference to Appendix A to the Company’s Proxy Statement on Schedule 14A filed on March 31, 2009).

(d)(4)	2015 Performance and Equity Incentive Plan.*

(d)(5)	Investment Management Agreement, dated April 8, 2013, between Fairholme Capital Management, L.L.C. and The St. Joe Company (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013).

(d)(6)	Amendment to Investment Management Agreement, dated February 21, 2014, between Fairholme Capital Management, L.L.C. and The St. Joe Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013).

(d)(7)	Amendment to Investment Management Agreement, dated April 21, 2014, between Fairholme Capital Management, L.L.C. and The St. Joe Company (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014).

*	Previously filed.